As filed with the Securities and Exchange Commission on October 21, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

Pomona Investment Fund

(Name of Issuer)

Pomona Investment Fund

(Name of Person(s) Filing Statement)

Shares of Beneficial Interest—Class A Shares, Class I Shares, and Class M2 Shares

(Title of Class of Securities)

Class A Shares – 732125109

Class I Shares – 732125208

Class M2 Shares - 732125406

(CUSIP Number of class of securities)

Michael D. Granoff

Pomona Management LLC

780 Third Avenue, 46th Floor

New York, NY 10017

(212) 593-3639

(Name, Address and Telephone No. of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

William J. Bielefeld, Esq.

Dechert LLP

1900 K Street, N.W.

Washington, DC 20006

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

Introductory Statement

This Amendment No. 1 (this “Amendment”) amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the “Commission”) by Pomona Investment Fund, a Delaware statutory trust (the “Fund”), on September 22, 2022 (the “Schedule TO”) and relates to the Fund’s offer to repurchase an aggregate amount of Class A Shares, Class I Shares, and Class M2 Shares in an amount up to 5% of the total net assets of the Fund at a price per Share equal to such Share’s net asset value (that is, the value of the Fund’s total assets minus its total liabilities, divided by the total number of outstanding Shares) effective as of December 31, 2022 or such later date as may be determined by the Fund if the Offer is extended (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 22, 2022 (the “Original Offer to Purchase”), and in the related Form of Letter of Transmittal, copies of which were previously filed as exhibits to the Schedule TO, and in the Supplement No. 1 to the Offer to Purchase, dated October 21, 2022 (the “Supplement” and together with the Original Offer to Purchase, the “Offer to Purchase”) and Form of Letter of Transmittal dated October 21, 2022, copies of which are filed as exhibits to this Amendment.

The Fund has determined to extend the Expiration Date of the Offer from 11:59 p.m., Eastern Time, on October 17, 2022, to 11:59 p.m., Eastern Time, on November 7, 2022, unless further extended by the Fund. Therefore, the Schedule TO is hereby amended and supplemented to replace all references to an Expiration Date of 11:59 p.m., Eastern Time, on October 17, 2022, with references to an Expiration Date of 11:59 p.m., Eastern Time, on November 7, 2022.

No change will be made to the Valuation Date as a result of the extension of the Expiration Date. Accordingly, the Valuation Date will remain December 31, 2022 or such later date as may be determined by the Fund if the Offer is further extended.

Except as set forth in this Amendment (and in the Supplement), all other terms of the Offer, as described in the Original Offer to Purchase and related Form of Letter of Transmittal, remain the same. Capitalized terms used herein and not otherwise defined have the meanings ascribed to such terms in the Offer to Purchase or the Schedule TO. This Amendment should be read together with the Schedule TO and the Offer to Purchase.

This Amendment is being filed in satisfaction of the requirements of Rule 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1 through Item 9 and Item 11.

The information set forth in the Offer to Purchase (as amended by the Supplement) and the related Form of Letter of Transmittal is incorporated herein by reference into this Amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10. Consolidated Financial Statements.

(a)	The unaudited semi-annual financial statements of the Fund dated September 30, 2016 and the schedule of investments of the Fund dated September 30, 2016, both filed with the SEC on EDGAR on Form N-CSR on December 2, 2016; audited financial statements of the Fund dated March 31, 2017, previously filed with the SEC on Form N-CSR on June 5, 2017; unaudited semi-annual consolidated financial statements of the Fund dated September 30, 2017, filed with the SEC on Form N-CSR on December 1, 2017; audited consolidated financial statements of the Fund dated March 31, 2018, previously filed with the SEC on Form N-CSR on June 8, 2018; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2018, filed with the SEC on Form N-CSR on December 6, 2018; audited consolidated financial statements of the Fund dated March 31, 2019, previously filed with the SEC on Form N-CSR on June 7, 2019; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2019, filed with the SEC on Form N-CSR on December 6, 2019; audited consolidated financial statements of the Fund dated March 31, 2020, previously filed with the SEC on Form N-CSR on June 5, 2020; unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2020, filed with the SEC on Form N-CSR on December 9, 2020; and audited consolidated financial statements of the Fund dated March 31, 2021, previously filed with the SEC on Form N-CSR on June 9, 2021 unaudited consolidated semi-annual financial statements of the Fund dated September 30, 2021, filed with the SEC on Form N-CSR on December 9, 2021; and audited consolidated financial statements of the Fund dated March 31, 2022, previously filed with the SEC on Form N-CSR on June 9, 2022 are incorporated by reference. The Fund will prepare and transmit to Shareholders the audited annual consolidated financial statements of the Fund and the schedule of investments of the Fund within 60 days after the close of the period for which the report is being made, or as otherwise required by the 1940 Act.

(b)	Not applicable.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(1)(vii)	Supplement No. 1 to the Offer to Purchase, dated October 21, 2022 is filed herewith.

(a)(1)(viii)	Form of Letter of Transmittal, dated October 21, 2022 is filed herewith.

Item 12(b). Filing Fee.

Filing Fee Exhibit

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

POMONA INVESTMENT FUND

By:	/s/ Michael D. Granoff
Name:	Michael D. Granoff
Title:	President and Principal Executive Officer

Dated: October 21, 2022

EXHIBIT INDEX

Exhibit
(a)(1)(vii)	Supplement No. 1 to the Offer to Purchase, dated October 21, 2022.
(a)(1)(viii)	Form of Letter of Transmittal, dated October 21, 2022
(b)	Filing Fee Exhibit